

March 31, 2010

Ms. Patricia E. Yarrington
Vice President and Chief Financial Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

      Re: Chevron Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed February 25, 2010
               File No. 1-00368

Dear Ms. Yarrington:

We have reviewed the above filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   Please correct your commission file number on the cover of your periodic and current filings to read 001-00368.

Management's Discussion and Analysis, page FS-2

2.   You state on page FS-9 that exploration expenses in 2009 increased from 2008. In addition, you state on page FS-12 that capital and exploratory expenditures were $22.2 billion in 2009 and $22.8 billion in 2008. We note your disclosure in Table I on page FS-64, however, that costs incurred in exploration, property

acquisitions and development decreased from $18.2 billion in 2008 to $13.8 billion in 2009. With a view towards disclosure, please discuss the reasons for the decrease in costs incurred in exploration, property acquisitions and development. Please also discuss how this cost relates to the exploration expenses discussed on page FS-9 and capital and exploratory expenditures discussed on page FS-12.

3.   We note your disclosure on page FS-20 and FS-11. With a view towards disclosure, please explain in better detail the reason for the increase in contributions to employee pension plans of $1.7 billion in 2009 as compared to $800 million in 2008 and $300 million in 2007, as discussed on page FS-11.

Engineering Comments

Supplemental Information on Oil and Gas Producing Activities, page FS-69

Reserve Quantity Information, page FS-69

4.   Revise your disclosure to clarify, if true, that the chairman of the Reserves Advisory Committee is the technical person primarily responsible for overseeing the preparation of your reserves estimates. Additionally, expand the discussion of his qualifications to describe, in reasonable detail, the specific areas or activities he has worked in during his 30 years in the oil and gas industry and how that experience qualifies him for his role as the technical person primarily responsible for overseeing the preparation of your reserves estimates.

5.   We note in the geographic area called "Other" you include reserves from countries such as Brazil, Norway, Australia and Canada. These countries, however, are all in different continents. Explain to us your basis for this presentation. In this regard, note that Items 1201(d) and 1202(a)(2) of Regulation S-K do not contemplate reporting reserves by groups of countries that are in more than one continent. Based on that guidance, it appears that you should disclose reserves in the U.S. as it contains over 15% of your total reserves and then in the continents of North America, South America, Europe, Africa, Asia, and Australia.

6.   Although you provided the amount of capital spent to convert proved undeveloped reserves to proved developed reserves and the amount of total proved undeveloped reserves at December 31, 2009, you did not provide the amount of reserves actually converted to proved developed in 2009 or previous years other than in 2009 for TCO, an affiliated company. Please explain to us why you believe this disclosure complies with Item 1203(b) of Regulation S-K.

7.	It appears that in your consolidated and affiliated companies over 38% of your proved undeveloped reserves have been so classified for five years or longer. Please provide us with a detailed description of the nature, current status and planned future activities of the specific projects underlying these reserves. While we understand that certain projects, including those related to deepwater reserves, may take longer than five years, it is not clear that compression, contract and capacity restrictions are sufficient reasons for such lengthy delays. Refer to Question 131.03 in the Division of Corporation Finance Compliance and Disclosure Interpretations, which can be found at:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm

8.	We note that the production figures in the reserve tables are identical to the production figures by country and continent on page five and include volumes of natural gas consumed in operations. However, we can not find where you have disclosed sales volumes which should include only marketable production of natural gas on an "as sold" basis. See Instruction 2 to Item 1204.

9.	You state that you added over 4.2 TCF of natural gas reserves in the Gorgon area of Australia. Please disclose if you used any alternative methods and technologies instead of production flow tests in determining material amounts of proved reserves that you added in 2009 and why those methods or technologies are considered reliable in the geological environment that they were used in. Also tell us how many of the added reserves were determined by these alternative methods and technologies.

	In addition, tell us if you used any alternate technologies other than open-hole logs to determine gas-oil or oil-water contacts in determining material amounts of proved reserves that you added in 2009. If so, please tell us the amount of reserves added and why those methods or technologies are considered reliable in the geological environment that they were used.

10.	Explain to us how you considered disclosing the Canadian and Venezuelan synthetic oil reserves as a separate line item in the reserve reconciliation table rather than a revision of previously classified proved reserves since they have never been recognized as proved oil reserves in the past.

11.	We note that your African gas reserves carry a 72 year reserve life and that apparently the majority of the gas production is only gas consumed in operations. Separately, we note that in 1999 you had booked 326 BCF of proved gas reserves and then in the next six years you added 2.4 TCF of proved gas reserves by way of positive revisions. During this period, it appears that you produced 152 BCF of gas for consumption in your operations. Explain to us how you are able to support the positive revisions in your reserve estimates in light of the relatively low levels of production over the relevant time period.

12.   We note that you did not take an investment decision on the Escravos Gas Project until 2005, yet you had classified almost 2 TCF of gas as proved by 2001 and almost 3 TCF by the end of 2004. Please explain the basis of those classifications at those times.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Douglas Brown at (202) 551-

3265, Anne Nguyen Parker, Branch Chief, at (202) 551-3611, or me at (202) 551-3745
with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director